Mail Stop 4561

January 6, 2010

Mr. Philip A. Hadley
Chairman and Chief Executive Officer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT  06851

> **Re:** **FactSet Research Systems Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2009**
> **Filed October 30, 2009**
> **File No. 001-11869**

Dear Mr. Hadley:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended August 31, 2009

Item 1. Business

Third-Party Data Content, page 7

1.      We note your risk factor disclosure on page 13 that certain FactSet databases rely on a limited number of suppliers. Please tell us the relative importance of these databases to your operations and whether you have any long-term agreements with these data suppliers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

2.      We note your risk factor disclosure on page 12 that competitive pricing pressures may result in decreased sales volumes and price reductions, resulting in lower revenues.  Please tell us the extent to which such competitive pricing pressure has had a material impact on your results of operations.  Please note that your results of operations disclosure should address the extent to which increases or decreases in revenue and gross profit were attributable to changes in prices.  See Item 303(a)(3)(iii) of Regulation S-K.

Critical Accounting Estimates

Valuation of Goodwill, page 34

3.      We note your determination that valuation of goodwill is a critical accounting estimate and there was no goodwill impairment in the fiscal years ended 2009, 2008, and 2007.  In view of the judgments and uncertainties affecting the valuation of goodwill, we encourage you to assert and disclose in future filings under similar circumstances, if true, that material goodwill does not exist at reporting units that are at risk of failing step one of ASC 350-20-35-4 to 8 or that no reporting units are at risk. Alternatively, where material goodwill is allocated to a reporting unit at risk you could assert that a material charge is unlikely even if step one was failed with clear disclosure supporting that rationale.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk, page 40

4.      We note your disclosure that you expect to have a net foreign currency exposure of $101 million per year.  However, it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 305 of Regulation S-K.  Please tell us how you considered providing one of the three alternatives under Item 305(a) of Regulation S-K showing the effect of foreign currency exchange risk.

Equity Price Risk, page 40

5.      We note your disclosures provide a general discussion of the equity and foreign currency markets.  The purpose of market risk disclosures is to clarify and quantify your exposure to market risk associated with activities in financial

instruments.  Tell us how you considered the guidance in the General Instructions to Paragraphs 305(a) and 305(b) of Item 305 of Regulation S-K in preparing your equity price risk disclosures.

Exhibits and Financial Statement Schedules, page 78

6.      Please advise why you have not filed (or incorporated by reference) your letter agreement with Mr. Walsh as an exhibit.  See Item 601(b)(10)(iii) of Regulation S-K.


\* \* \* \* \* \* \*


Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456.  If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant